SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 7, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other Events.

On June 13, 2006, the Company issued a news release announcing that the NASDAQ Listing Qualifications Panel granted the Company's request for continued listing on the NASDAQ National Market in a letter dated June 7, 2006. The Panel granted the Company's request for continued listing until June 30, 2006, subject to the requirement that the Company file its Form 10-Q quarterly report for the quarter ended March 31, 2006 by no later than June 30, 2006. The Company plans to be able to file its quarterly report on or before June 30, 2006. A copy of the Company's news release is attached as an exhibit to this report.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date_ June 13, 2006 _____

By_ /s/ Darwin L. Stump _____
     Darwin L. Stump
     Chief Financial Officer